Exhibit 99.1

THERATECHNOLOGIES ISSUES

PRELIMINARY REVENUE ESTIMATES FOR FISCAL YEAR 2019

AND REVENUE GUIDANCE FOR FISCAL YEAR 2020

Montreal, Canada – December 19, 2019 – Theratechnologies Inc. (Theratechnologies) (TSX: TH) (NASDAQ: THTX), a commercial-stage biopharmaceutical company, today provided preliminary revenue estimates for its recently completed fiscal year 2019 and revenue guidance for fiscal year 2020.

Theratechnologies expects to report consolidated revenues of approximately US$63.3 million for fiscal year 2019 compared to US$45.2 million for the previous year, representing an increase of approximately 40%.

Consolidated revenues of approximately US$16.5 million for the fourth quarter of 2019 represent an increase of 17.7% compared to Q4 of 2018, and 2.1% compared to Q3 2019.

Fourth quarter net sales of Trogarzo® (ibalizumab-uiyk, injection) are expected to be approximately US$7.7 million, an increase of approximately 81% compared to the same quarter of 2018 and approximately 11.3% compared to Q3 of this year.

Net sales of EGRIFTA® are expected to be approximately US$8.7 million for the fourth quarter of 2019, a decrease of 10% compared to the same quarter of 2018 and of 4.8% compared to Q3 of this year. Although unit sales actually increased 5.3% compared to both Q4 2018 and Q3 2019, net sales for Q4 2019 were impacted by an unexpected charge related to government rebates not previously recorded by one of our distributing pharmacies. A portion of units sold to this pharmacy were previously incorrectly identified by the pharmacy as commercial patients, when they were actually government reimbursed patients, who are eligible to rebates.

“Our fiscal year 2019 was one of growth and transition. Our revenues grew strongly, and we rebuilt our research pipeline. In 2020, we will implement numerous new marketing initiatives for Trogarzo in the US, and plan to start the commercialization of this product in Europe. We are also confident that the recent launch of EGRIFTA SVTM will spark renewed interest and momentum for this product for the coming years. On the R&D front, we plan to start, by the end of 2020, a Phase III trial for the treatment of NASH in HIV patients and a Phase I trial for our novel oncology platform,” said Luc Tanguay, President and CEO, Theratechnologies Inc.

2020 revenue guidance

Theratechnologies expects revenues to reach between US$83 to US$87 million in 2020. This would represent a 31 to 37 percent increase from fiscal year 2019.

The Company still expects to maintain a solid cash position as the estimated growth in revenue will generate enough cash to fund its operations and its clinical research programs in 2020.

“We intend to remain focused on implementing our strategic plan rigorously and to make 2020 a pivotal year for the Company from a revenue perspective while also continuing to build the future of our Company through the development of our promising pipeline. This Company is stronger than it has ever been, and we know that we can accomplish our ambitious yet realistic strategic plan,” concluded Mr. Tanguay.

About Theratechnologies

Theratechnologies (TSX: TH) (NASDAQ: THTX) is a commercial-stage biopharmaceutical company addressing unmet medical needs by bringing to market specialized therapies for people with orphan medical conditions, including those living with HIV. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information, or, collectively, forward-looking statements, within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them.

All figures reported in this press release with respect to the fourth quarter of 2019 and fiscal year 2019 are preliminary and are subject to change upon the issuance of the Company’s consolidated financial results for the fiscal year ended November 30, 2019, as the Company has not yet completed its processes and controls for its annual financial statements.

All of the figures reported as revenue guidance for the fiscal year 2020 are forecasts and are based on the assumptions described below.

Forward-looking statements contained in this press release are based upon a number of assumptions and are subject to a number of risks and uncertainties, many of which are beyond Theratechnologies’ control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information.

These assumptions include but are not limited to, the following: our success in implementing our strategic plan, the increase in sales of our products, patients and physicians acceptance of our products, the obtaining of private and public reimbursement for our products, no untoward side effects derived from the use of our products will be unveiled, the absence of a recall on one or all of our products, the capacity of our third-party vendor to manufacture our products to meet demand, the absence of any dispute with our key third-party vendors, the absence of any dispute regarding our intellectual property, no adverse change to tariff or import measure regulation will be implemented, the approval by the U.S. Food and Drug Administration (FDA) of our Phase III trial seeking the treatment of NASH in HIV patients, the capacity and rapidity with which the Company will be able to recruit patients for its Phase III trial, obtaining positive results regarding the safety and efficacy of using tesamorelin for the treatment of NASH in HIV patients, the approval by the FDA of tesamorelin for the treatment of NASH in HIV patients, obtaining positive results from the Phase I trial using our oncology platform and the absence of the loss of our key employees.

If one or more of the above-mentioned assumptions does not materialize, the results and forecasts contained herein will be materially adversely affected and none of the results and/or forecasts contained herein may materialize. We refer potential investors to the “Risk Factors” sections of our annual information form dated February 20, 2019 and to our short-form base shelf prospectus dated November 15, 2019 (“Prospectus”) for additional risks regarding Theratechnologies and the conduct of its business. The annual information form and the Prospectus are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov under Form F-10. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date. We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

For media inquiries:

Philippe Dubuc

Senior Vice President and Chief Financial Officer

514-336-7800

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